FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                           EXCEL MARTIME CARRIERS LTD
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [X]    Form 40-F  [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  [_]    No  [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

1. The following expense information shall be deemed to be deemed to be incorporated by reference in the Company's Registration Statement on Form F-3 (File No. 333-120259) and any related prospectus, including the Company's Prospectus Supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, on November 5, 2004.


                                   EXPENSES

     The following are the estimated expenses of the issuance and distribution of the Class A common stock to which this prospectus supplement relates, all of which will be paid by us.

                 SEC registration fee                $  25,340
                 Blue sky fees and expenses          $  10,000
                 Printing and engraving expenses     $  10,000
                 Legal fees and expenses             $ 250,000
                 AMEX Supplemental Listing Fee       $  44,000
                 Accounting fees and expenses        $  55,000
                 Miscellaneous                       $   5,000

                 Total                                $399,340
                                                      ========

2. Attached hereto as Exhibit 99.1 is a copy the Sales Agreement dated December 6, 2004, between Excel Maritime Carriers Ltd. (the "Company") and Cantor Fitzgerald & Co. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference as Exhibit 1.1 in the Company's Registration Statement on Form F-3 (File No. 333-120259).

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         EXCEL MARITIME CARRIERS LTD.
                                              (registrant)



Dated:  December 7, 2004                 By:/s/ Christopher Georgakis
                                            ----------------------------
                                                Christopher Georgakis
                                                Chief Executive Officer




02545.0001 #532091